NO Act

P.E. 12/09/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 15 2015

Washington, DC 20549

14008626

January 15, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-15-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 9, 2014

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2014 concerning the shareholder proposal submitted to GE by Robert Fredrich. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Timothy Roberts
*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 9, 2014

The proposal requests that the board establish a rule of separating the roles of CEO and chairman so that an independent director who has not served as an executive officer of the company serves as chairman. The proposal also gives the company "an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to GE, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 9, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Timothy Roberts/Robert Fredrich
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") for its 2015 Annual Meeting of Shareowners (the "2015 Annual Meeting") a shareowner proposal (the "Proposal") and statements in support thereof received from Timothy Roberts (the "Proponent" or "Roberts"), who submitted the Proposal on behalf of Robert Fredrich ("Fredrich").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

Roberts submitted the Proposal to the Company, purportedly on behalf of Fredrich, via certified mail that was received by the Company on October 6, 2014. *See* Exhibit A. Accompanying this submission was a letter (the "Authorization Letter") from Fredrich indicating that "Mr. Timothy Roberts [is] to represent me regarding my GE shares held with Scottrade in future shareholder proxy recommendations and presentations" and that "[a]ny shareholder recommendation or related correspondence with the endorsement of Mr. Timothy Roberts regarding my GE shares with Scottrade is to be regarded as my own." *Id.* Prior to submitting the Proposal, Roberts had also submitted to the Company on his own behalf another shareowner proposal (the "Prior Proposal"), which was mailed on May 5, 2014, and received by the Company on May 8, 2014. *See* Exhibit B.

Roberts' submission of the Proposal failed to provide verification of Fredrich's ownership of the requisite number of Company shares for at least one year as of the date the Proposal was submitted and did not include a statement from Fredrich of his intention to hold the requisite number of Company shares through the date of the 2015 Annual Meeting.[1]

After the Company verified that neither Roberts nor Fredrich was a shareowner of record, the Company sent a deficiency notice to Roberts, with a copy to Fredrich, on October 17, 2014 (the "Deficiency Notice," attached hereto as Exhibit C). Because the materials submitted by Roberts contained a number of deficiencies, the Deficiency Notice expressly identified each deficiency, explained the steps Roberts and/or Fredrich could take to cure each of the deficiencies and stated that the Commission's rules required any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). The Deficiency Notice was delivered to Roberts, and a copy was delivered to Fredrich, on October 20, 2014. *See* Exhibit C.

Among other matters, the Deficiency Notice informed Roberts that, "pursuant to Rule 14a-8(c), a proponent may submit no more than one proposal to a company for a particular

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[1] Roberts' submission of the Prior Proposal also had certain procedural deficiencies, and on May 14, 2014, before it received the Proposal, the Company sent a separate deficiency notice addressing these deficiencies. The deficiencies referenced in the May 14, 2014, deficiency notice are not relevant to this no-action letter. We have addressed the Prior Proposal in a separate no-action request filed concurrently herewith.

shareholders' meeting. Due to the authority that Mr. Fredrich has granted to you to submit any shareholder recommendation on the basis of his shares, we believe that you are the proponent of the Proposal." Accordingly, reiterating the fact that "pursuant to Rule 14a-8(c), a proponent may submit no more than one proposal to a company for a particular shareholders' meeting," the Deficiency Notice stated, "Rule 14a-8 requires that you correct this procedural deficiency by indicating which proposal you would like to submit for the Company's 2015 Annual Meeting of Shareowners and which proposal you would like to withdraw." *See* Exhibit C.

The Deficiency Notice also specified the information required to demonstrate Fredrich's continuous ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted, and to confirm Fredrich's intention to continue to hold the requisite number of Company shares through the date of the 2015 Annual Meeting. *See* Exhibit C.

On October 28, 2014, Roberts emailed the Company a letter from Fredrich dated October 25, 2014,[2] responding to the Deficiency Notice. In this letter, Fredrich stated, "I Robert Fredrich intend to hold my GE shares until the 2015 shareholder meeting ends, perhaps even longer, so that I can participate in the affairs, influence, offer my voice, cast my ballot, and importantly enjoy the anticipated success of this world famous company." *See* Exhibit D. In the same email, Roberts also attached a letter from Scottrade, dated October 24, 2014, with proof of Fredrich's stock ownership (the "Scottrade Letter"). The Scottrade Letter stated, in pertinent part, "As of October 24, 2014[,] Robert E. Fredrich has held 238 shares of General Electric Common stock (GE – 369604103) continuously since February 28, 2011." *Id.*

Roberts also responded to the Deficiency Notice in a second email dated October 28, 2014, stating that "Robert Fredrich is eligible to submit a proposal per 14a-8, and my assisting him does not change his proponent status or my proponent status regarding the shareholder proposal I submitted." *See* Exhibit E. Accordingly, Roberts asserted "that pursuant to Rule 14a-8, I do not need to withdraw my proposal and that Robert Fredrich does not need to withdraw his proposal."

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[2] Although one date stamp suggests that the letter is dated October 24, 2014, Fredrich has hand-dated the letter October 25, 2014, and a time and date stamp at the bottom of the fax also dates the letter October 25, 2014.

The 14-day deadline to respond to the Deficiency Notice expired on November 3, 2014. As of the date of this letter, the Company has not received any other correspondence from Roberts or Fredrich.

THE PROPOSAL

The Proposal requests that the Board of Directors establish a rule of having an independent director serve as Chairman of the Board whenever possible. *See* Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(c) and Rule 14a-8(f)(1) because Roberts has submitted more than one shareowner proposal for consideration at the 2015 Annual Meeting and, despite proper notice, has failed to correct this deficiency;
- Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because Fredrich has not provided a written statement that sufficiently communicates his intent to hold the requisite number of shares through the 2015 Annual Meeting;
- Rule 14a-8(i)(3) because the Proposal relies upon a reference to SEC Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") for a central aspect of the Proposal that is necessary for shareowners to understand what the Proposal requires, and therefore is impermissibly vague and indefinite; and
- Rule 14a-8(i)(3) because the Proposal's supporting statements contain materially misleading assertions in violation of the proxy rules, including Rule 14a-9.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(c) And Rule 14a-8(f)(1) Because The Proponent Submitted The Proposal In Violation Of The One-Proposal Rule And Failed To Correct This Deficiency After Proper Notice.

Fredrich has ceded control over his shares to Roberts to allow Roberts to submit more than one shareowner proposal. As stated above, in April 2014 Fredrich signed a written authorization for "Mr. Timothy Roberts to represent me regarding my GE shares held with Scottrade in future shareholder proxy recommendations and presentations" and providing that "*[a]ny* shareholder recommendation or related correspondence with the endorsement of Mr. Timothy Roberts regarding my GE shares with Scottrade is to be regarded as my own" (emphasis added). In addition, Roberts has failed to select which of the two Proposals he wishes to sponsor for consideration at the 2015 Annual Meeting despite being provided notice of the one-proposal limitation in Rule 14a-8(c). Thus, because Roberts also submitted the Prior Proposal to the Company, the Proposal is excludable pursuant to Rule 14a-8(f)(1) for violating Rule 14a-8(c), which states that each shareowner may submit no more than one proposal for each shareowner meeting.

A. *The Commission Adopted A One-Proposal Limitation To Ensure The Effectiveness Of Proxy Materials And Curb Abuse.*

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission more than 30 years ago first adopted a limit on the number of proposals that a shareowner would be permitted to submit under Rule 14a-8, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (Nov. 22, 1976) (the "1976 Release"). The Commission further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." *Id.* Thus, the Commission adopted a two-proposal limitation (subsequently amended to be a one-proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of multiple proposals.

In 1982, when it proposed amendments to the Rule to reduce the proposal limit from two proposals to one proposal, the Commission stated:

> These changes, both in the rule and the interpretations thereunder, reflect in large part, criticisms of the current rule that have increased with the pressure placed upon the existing mechanism by the large number of proposals submitted each year and the increasing complexity of the issues involved in those proposals, as well as the susceptibility of certain provisions of the rule and the staff's interpretations thereunder to abuse by a few proponents and issuers.

Exchange Act Release No. 19135 (Oct. 14, 1982).

Subsequently, in adopting the one-proposal limitation, it stated, "[t]he Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (Aug. 16, 1983).

Moreover, the Staff (echoing the Commission's statement in the 1976 Release) has on several occasions noted that "the one-proposal limitation applies in those instances where a person (or entity) attempts to avoid the one-proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994).

B. *Staff Precedent Supports The View That Fredrich's Broad Grant Of Proxy Authority To Roberts Makes Roberts The Proponent Of The Proposal.*

The Staff in a variety of contexts has concurred that the one-proposal limitation under Rule 14a-8(c) applies when a shareowner has ceded control of his shares to another proponent who has already submitted a proposal. For instance, in *Alaska Air Group, Inc.* (avail. Mar. 5, 2009, *recon. denied* Apr. 8, 2009), each of three shareowners granted the proponent proxy authority to act on their behalf, and the proponent submitted three different proposals to the company on behalf of those shareowners. The Staff granted exclusion of the three proposals in *Alaska Air* on the basis that "the proponent exceeded the one-proposal limitation in [R]ule 14a-8(c)." The proxy authority at issue conferred authority to "act on my behalf in all shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The company noted that "the unlimited breadth, discretion, and duration of the proxy authority granted to the [p]roponent" distinguished its no-action request from unsuccessful requests submitted by AT&T, Inc., since the latter requests relied on the view that a proxy holder should be deemed the beneficial owner of shares where the proxy conferred authority only with regard to submitting proposals or voting at an annual meeting of shareowners. *See also Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006) (proposals submitted by father and son excluded where the father served as custodian of the son's shares); *BankAmerica Corp.* (avail. Feb. 8, 1996) (proposals excludable where the same person was the president of a corporation that submitted one proposal and the custodian of shares held by another); *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995) (proposals excluded where trustee submitted proposals on behalf of three trusts and signed each cover letter in his capacity as trustee); *Albertson's Inc.* (avail. Mar. 11, 1994) (proposals submitted by two individuals who identified themselves as associated with the "Albertson's Shareholder's Committee" excludable); *TPI Enterprises, Inc.* (avail. July 15, 1987) (proposals excluded where, among other things, the individual coordinating the proposals communicated directly with the company regarding the proposals, and the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals).

As in *Alaska Air*, the "unlimited breadth, discretion, and duration" of the authority granted to Roberts by Fredrich demonstrates that Roberts is the proponent of the Proposal. The proxy authority granted by Fredrich to Roberts is as broad, and in some aspects broader, than the proxy authority at issue in *Alaska Air*. Specifically, just as the proxy authority in *Alaska Air* authorized a person to "act on my behalf *in all shareholder matters*, including this Rule 14a-8 proposal" (emphasis added), the Authorization Letter has conferred authority on Roberts to "represent me regarding my GE shares . . . in *future shareholder proxy recommendations and presentations*" without limitation, and indicates that "*[a]ny shareholder recommendation or related correspondence* with the endorsement of Mr. Timothy Roberts regarding my GE shares . . . is to be regarded as my own" (emphasis added). Moreover, the Authorization Letter is even broader than the proxy authority at issue in *Alaska Air*, because it is not limited to the "forthcoming" shareowner meeting (and thus to only a single proposal to be presented at that meeting), but instead specifically encompasses "*any* shareholder recommendation" or "future shareholder proxy recommendations and presentations" made by Roberts (emphasis added). Thus, as in *Alaska Air*, by virtue of the "breadth, discretion and duration" of the authority Fredrich has granted to Roberts, Roberts is the beneficial owner of Fredrich's shares and the proponent of the Proposal.

In addition, the facts and circumstances surrounding Roberts' submission of the Proposal further underscore that Roberts is the proponent of the Proposal. Roberts sent the Proposal to the Company using his letterhead for the cover letter. *See* Exhibit A and Exhibit B. Additionally, all correspondence regarding the Proposal has come from Roberts, not Fredrich. Although Fredrich signed a letter, dated October 25, 2014, stating that he should be regarded as the proponent of the Proposal and that Roberts was acting "on my behalf," *Roberts* sent this letter to the Company as an attachment to an email on October 28, 2014. In a second email that Roberts sent later that same day, Roberts responded to the Deficiency Notice himself, continuing to argue that "assisting [Fredrich] does not change his proponent status or my proponent status." However, in that same email, Roberts acknowledged that he controlled Fredrich's correspondence, referencing "[t]he letter *endorsed by* Robert Fredrich, *that I had e-mailed you earlier today*" (emphasis added). In sum, Roberts' extensive supervision of the Proposal's submission further emphasizes the broad authority he possesses and confirms that he is the beneficial owner of Fredrich's shares.

Moreover, these efforts to have Fredrich subsequently claim responsibility for the Proposal do not alter the fact that at the time Roberts submitted the Proposal to the Company, Roberts was controlling the process, Fredrich had given Roberts full authority over Fredrich's shares, and Roberts had already submitted the Prior Proposal. As noted by the company's counsel in *Alaska Air*, "As the Division has stated previously, it is not a sufficient 'cure' for a violation of Rule l4a-8(c) (the procedural deficiency identified in the Company' s notice) to simply revise the nature of the proponents; rather, the Division has taken the position that the only 'cure' for the procedural deficiency of a single shareholder submitting multiple proposals (which was described clearly in the Company's notice) is the resubmission of a single proposal from that shareholder to the company within 14 calendar days of receipt of that notice."

C. *The Company Notified Roberts Of The One-Proposal Limitation In Rule 14a-8(c), But Roberts Failed To Correct This Deficiency.*

The Company received the Prior Proposal from Roberts on May 8, 2014. The Company later received the Proposal, also from Roberts, on October 6, 2014. In response to deficiencies in the submission of the Proposal, the Company sent the Deficiency Notice to both Roberts and Fredrich, and it was delivered to both recipients on October 20, 2014.[3] The Deficiency Notice informed Roberts of the one-proposal limitation and asked Roberts to indicate "which proposal [Roberts] would like to submit for the Company's 2015 Annual Meeting of Shareowners and which proposal [Roberts] would like to withdraw." *See* Exhibit C. On October 28, 2014, Roberts responded to the Deficiency Notice in an email but failed to indicate which proposal he wished to withdraw and which proposal he wished to have appear in the 2015 Proxy Materials. *See* Exhibit E. Thus, because Roberts has failed to cure the deficiency of submitting multiple proposals in violation of the one proposal rule, the Proposal may be excluded under Rule 14a-8(c).

II. The Proposal May Be Excluded Under Rule 14a-8(b)(2) And Rule 14a-8(f)(1) Because Fredrich Failed To Provide A Statement Of Intent To Hold The Requisite Amount Of Securities Through The 2015 Annual Meeting.

Even assuming Fredrich (not Roberts) is the proponent of the Proposal, the Company may exclude the Proposal under Rule 14a-8(f)(1) because Fredrich did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b)(2). Rule 14a-8(b)(2) prescribes the procedures that a shareowner must follow to demonstrate eligibility to submit a proposal: "you [a shareowner seeking to submit a proposal] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the

[3] As discussed above, the Company sent to Roberts a separate deficiency notice for the Prior Proposal that is not relevant to this no-action letter.

proposal at the meeting for at least one year by the date you submit the proposal;" and the shareowner must submit to the Company "[y]our written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting." *See* Rule 14a-8(b)(2). Staff Legal Bulletin 14 (July 13, 2001) underscores the need to furnish this statement of intent, noting in Section C.1.d that "[t]he shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

Here, neither Roberts nor Fredrich has provided a written statement that communicates an intent to hold the requisite number of shares through the date of the 2015 Annual Meeting. The cover letter to the Proposal is completely silent on this matter. *See* Exhibit A. Accordingly, the Deficiency Notice specifically described the Rule 14a-8(b) requirements, stated that the shareowner is required to provide the statement of intent, and stated, "To remedy this defect, Mr. Fredrich must submit a written statement that he intends to continue holding the requisite number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners." *See* Exhibit C. Notwithstanding the specific language in the Deficiency Notice, the October 25, 2014 letter signed by Fredrich in response to the Deficiency Notice includes only the following statement from Fredrich regarding his intention: "I Robert Fredrich intend to hold my GE shares until the 2015 shareholder meeting ends, perhaps even longer, so that I can participate in the affairs, influence, offer my voice, cast my ballot, and importantly enjoy the anticipated success of this world famous company." *See* Exhibit D.

Fredrich's statement is not sufficient to demonstrate that he intends to hold the required number of Company shares through the date of the 2015 Annual Meeting, because the reference to "my shares" fails to confirm continued ownership of the required number of Company shares or, for that matter, of any specific number of shares. Instead, the statement would be accurate (but not sufficient under Rule 14a-8(b)(2)) even if Fredrich had sold all but two of his shares of Company stock after the Scottrade Letter was issued but prior to submitting his statement of intent.[4]

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4 The lack of specificity is even more pronounced because the letter signed by Fredrich containing his statement does not reference the number of shares Fredrich owns or the number of shares reported as owned in the Scottrade Letter. Thus, nothing in the materials delivered in response to the Deficiency Notice is sufficient to affirm that Fredrich intends to continue to hold the required number of Company securities through the date of the 2015 Annual Meeting.

As the Staff observed in Staff Legal Bulletin No. 14F, Section C (October 18, 2011) ("SLB 14F"), "the requirements of Rule 14a-8(b) are highly prescriptive." The Staff routinely permits the exclusion of shareowner proposals under Rule 14a-8(b)(2) when shareowners have failed to provide a precise written statement of their intent to hold the requisite number of shares through the date of a company's annual shareowners' meeting. The facts of *General Electric Co.* (avail. Jan. 30, 2012), are virtually identical to those currently at issue. There, the proponent represented that it was the beneficial owner of General Electric common stock with a market value in excess of $2,000 held continuously for more than one year, and that it "intend[ed] to continue to own General Electric common stock through the date of the Company's 2012 annual meeting." The Company responded by sending a deficiency notice with a request that the proponent provide "a written statement that he, she or it intends to continue to hold <u>the requisite number</u> of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners" (emphasis added). The proponent failed to cure the deficiency because it did not provide an additional, more specific statement of ownership intent, and the Staff concurred that the Company could exclude the proposal on this basis. *See also The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (permitting exclusion of a proposal where the accompanying statement of intent expressed only an "intention to continue to own shares in the [c]ompany through the date of the 2012 annual meeting of shareholders" and thus did not sufficiently confirm the proponents' intention to continue to hold <u>the requisite number</u> of shares through the date of the shareowners' meeting).

Similarly, the Staff has consistently permitted the exclusion of proposals where proponents have failed to include a precise statement of intent to hold shares through the date of the next annual shareowners' meeting. *See Bank of America Corp.* (avail. Feb. 7, 2014) (concurring in our view that the proponent failed to provide the requisite statement of ownership intent because his statement that "I do intend on keeping my stocks (holder of 348 shares) which entitles me to vote," was silent as to the intended length of ownership and thus created ambiguity about whether he would continue to own shares through the record date, the next annual shareowners' meeting or some other date); *Verizon Communications, Inc.* (avail. Jan. 10, 2013) (finding proponents' stated intent to continue holding shares "into the foreseeable future" was insufficient to constitute a statement of intent to hold the requisite number of shares through the next annual shareowners' meeting); *AT&T Inc.* (avail. Jan. 3, 2013) (same).

As in the foregoing precedent, here Fredrich has failed to satisfy Rule 14a-8(b)(2) by providing an unambiguous statement of his intention to continue to hold the requisite number of shares through the next annual meeting of shareowners. The Company timely delivered the Deficiency Notice alerting Roberts and Fredrich of the need to provide a proper statement of ownership intent and explaining how to do so, but they have failed to correct this deficiency. Because Fredrich's response did not specifically confirm his intention to continue to hold the required number of Company shares, we believe that the Proposal may be excluded pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Relies Upon A Reference To SLB 14C For A Central Aspect Of The Proposal, Rendering The Proposal Impermissibly Vague And Indefinite.

The Proposal requests that the Company's Board establish a rule of separating the roles of CEO and Board Chairman, "so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible." However, the action requested under the Proposal is subject to two qualifications. Under one, "This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2015 shareholder meeting." Under another (actually listed first in the Proposal), "[t]his proposal gives our company an opportunity to follow SEC Staff Legal Bulleting 14C to cure a Chairman's non-independence." Because a critical aspect of the Proposal relies upon a reference to an external standard that cannot reasonably be understood by shareowners reading the Proposal (including its supporting statements), the Proposal is impermissibly vague and indefinite and therefore can be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareowner proposal is excludable under Rule 14a-8(i)(3) when it is vague and indefinite so that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Historically, the Staff has concurred with the exclusion of shareowner proposals pursuant to Rule 14a-8(i)(3) that, just like the Proposal, rely upon a reference to a particular set of external guidelines but fail to sufficiently describe or explain the substantive provisions of the external guidelines. *See, e.g., Dell Inc.* (avail. Mar. 30, 2012) (permitting exclusion of a proposal to include certain shareowner-named director nominees in company proxy statements, including any nominee named by "shareholders of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements"); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012) (same); *Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same). *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56,4911-2"); *Johnson & Johnson (General Board of Pension and Health Benefits of the United Methodist Church et al.)* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

In Staff Legal Bulletin 14G (Oct. 16, 2012) ("SLB 14G"), the Staff explained its approach to assessing whether a proposal that contains a reference to an external standard is vague and misleading, addressing specifically the context where a proposal contains a reference to a website:

> In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.
>
> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite.

The Staff has applied this standard to a number of proposals that – like the Proposal – requested that companies appoint an independent director to serve as Chairman. In *Chevron Corp.* (avail. Mar. 15, 2013), the Staff quoted the first paragraph of the language from SLB 14G set forth above and concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal referred to, but did not explain, the New York Stock Exchange listing standards for determining whether a director qualified as an independent director. Because an understanding of the New York Stock Exchange listing standards' definition of "independent director" was necessary to determine with any reasonable certainty exactly what actions or measures the proposal required, the Staff explained, "[i]n our view, this definition is a central aspect of the proposal." Thus, the Staff concurred in exclusion of the proposal "because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means." *See also McKesson Corp.* (avail. Apr. 17, 2013; *recon. denied* May 31, 2013), in which the Staff stated, "In evaluating whether a proposal may be excluded on this basis [under Rule 14a-8(i)(3)], we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

As with the precedent cited above, the Proposal references an external standard – SLB 14C – for determining whether a director qualifies as independent under the Proposal. Specifically, the Proposal states, "[t]his proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence." In the context of a proposal requesting that an independent director who has not served as an executive officer serve as Chairman whenever possible, the reference to SLB 14C is a central aspect of the Proposal because it defines when or how a director can satisfy the Proposal's independence requirement.[5] However, shareowners cannot determine with any reasonable certainty from

[5] The reference to SLB 14C is a central aspect of the Proposal even though it appears in the second sentence of the Proposal, because the Proposal requires an independent director to serve as Chairman and the sentence indicates that SLB 14C defines when and how the independence standard is applied and how non-independence can be "cure[d]." *See, for example, Honeywell International Inc.* (avail. Feb. 3, 2009, *recon. denied* Mar. 10, 2009), concurring in the exclusion of a proposal urging the appointment of an independent lead director where the second sentence of the proposal added that "[t]he standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director [sic] is a person whose directorship constitutes his or her only connection to the corporation"; and *The Clorox Co.* (avail. Aug. 13, 2012), containing a reference to New York Stock Exchange listing standards in the second sentence of the proposal. *See also, Dell Inc.* (avail. Mar. 30, 2012), and the related precedent addressed *supra*, concurring with exclusion of a proposal based on a reference to "shareowners [who] satisfy SEC Rule 14a-8(b) eligibility requirements," which was only one of several provisions delineating the scope and operation of this proposal; *International Paper Co.* (avail. Feb. 3, 2011), where the Staff concurred in

(Cont'd on next page)

the information contained in the Proposal and supporting statement when or how the Company can follow SLB 14C to "cure" the independence of a director who might not otherwise qualify as independent.[6] Thus, just as in *Chevron Corp.* and *McKesson Corp.*, the Proposal and its supporting statement do not adequately inform shareowners of the nature and scope of the independence standard that the Proposal seeks to impose upon the Chairman of the Company's Board of Directors, and therefore may properly be excluded under Rule 14a-8(i)(3) as vague and indefinite.

IV. The Proposal Is Excludable Under Rule 14a-8(i)(3) Because Inflammatory And Irrelevant Remarks In The Supporting Statement Are Materially Misleading In Violation Of Rule 14a-9.

The Proposal properly may be excluded pursuant to Rule 14a-8(i)(3), which allows the exclusion of a shareowner proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Note to Rule 14a-9 states that "misleading" materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges

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(Cont'd from previous page)

exclusion of a proposal requesting adoption of a stock retention program due to a vague second paragraph of the proposal stating that the proposal "comprises all practical steps to adopt the proposal including . . . negotiation with senior executives to request that they relinquish . . . preexisting executive pay rights."

[6] In fact, the Proposal mischaracterizes SLB 14C because SLB 14C only addresses when shareowner proposals calling for director independence can be excluded under Rule 14a-8(i)(6). However, because the Staff considers only the information contained in the proposal and supporting statement, the substance of SLB 14C is not relevant for purposes of assessing whether the Proposal is vague and indefinite. Instead, what is relevant is that the Proposal calls for requiring an independent director to serve as Chairman whenever possible, but contains an unexplained external reference to SLB 14C that a shareowner would read as defining or affecting the scope of the independence requirement that would be imposed under the Proposal, which is a central aspect of the Proposal. Because shareowners cannot understand with reasonable certainty from the text of the Proposal exactly what impact the reference to SLB 14C has on the actions or measures the Proposal requires, the Proposal may properly be excluded under Rule 14a-8(i)(3).

concerning improper, illegal or immoral conduct or associations, without factual foundation." Inflammatory statements and unfounded innuendo have long been viewed as providing a basis for exclusion under this provision. *See, e.g., General Magic, Inc.* (avail. May 1, 2000) (allowing exclusion of proposal to change company name to "The hell with shareholders" excludable under Rule 14a-8(i)(3)); *Philip Morris Cos. Inc.* (avail. Feb. 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co. (Ellison)* (avail. Mar. 4, 1983) (statements implying company engaged in improper "circumvention of . . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)); *Standard Brands, Inc.* (avail. Mar. 12, 1975) (proposal's references to a company engaging in "economic racism" violated Rule 14a-9).

Here, in the context of a Proposal seeking to require that an independent director serve as Chairman of the Company's Board, the supporting statements assert that "there are routine compromises" of the Company's code of ethics, recite a number of allegedly relevant events, and conclude with the statement, "[t]he only solution is an independent board chairman who contributes to oversight." However, the supporting statements are misleading as they string together a number of alleged statements by "bosses" at Company manufacturing facilities that, in addition to being unproven, are irrelevant to the Company's corporate governance because they do not involve the conduct of senior executives and they do not demonstrate that in fact breaches of the Company's code of ethics occurred or were tolerated. In particular, the next to the last paragraph of the supporting statements consists of indirect allegations containing highly offensive language that is not relevant to the Proposal and serves only to incite or inflame the reader. This language is not an objective fact but instead repeats a statement that an employee allegedly heard a lower level supervisor say, which the Proponent quotes from a motion to dismiss proceeding where a judge ruled only that genuine issues of material fact existed but did not rule on the accuracy of the allegation. The supporting statements' repetition of the alleged statement is misleading because in this context it serves only to impugn the Company's reputation.

In *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, *4 (E.D. Mo. Feb. 18, 2014), the court ruled that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Thus, the offensive statements in the supporting statement are misleading because they present allegations as fact, they do not involve alleged conduct of the Company's senior executives and they are presented primarily to incite and inflame the reader and impugn the Company's reputation. Under *Express Scripts Holding*, the offensive statements are material because shareowners would assume them to be true and would consider them in the context of determining how to vote on the Proposal. Therefore, the supporting statements violate Rule 14a-9 and, based on the outcomes of *General Magic*, *Phillip Morris* and other precedent cited above, the Proposal is properly excludable under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rules 14a-8(c) and 14a-8(f)(1), Rules 14a-8(b)(2) and 14a-8(f)(1), and Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227 or Aaron K. Briggs, the Company's Counsel, Corporate, Securities and Finance at (203) 373-2967.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Aaron K. Briggs, General Electric Company
Timothy Roberts
Robert Fredrich

101830710.14

<u>EXHIBIT A</u>

The Proposal And Authorization Letter

Timothy Clay Roberts

FISMA & OMB MEMORANDUM M-07-16

September 27, 2015

Mr. Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

RECEIVED

OCT 0 6 2014

B. B. DENNISTON III

Dear Brackett,

I am enclosing a shareholder proposal to be presented for voting at the 2015 shareholder meeting per rule 14a-8. This is on behalf of my fellow shareholder Robert Fredrich. Please see his request enclosed.

For questions, please contact me at:

FISMA & OMB MEMORANDUM M-07-16

Or send me an e-mail at:***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Timothy Roberts

"RESOLVED: Shareholders request that our Board establish a rule (specified in our charter or bylaws if practicable) of separating the roles of our CEO and Board Chairman, so that an independent director who has not served as an executive officer of our Company, serve as our Chairman whenever possible.

"This proposal gives our company an opportunity to follow SEC Staff Legal Bulletin 14C to cure a Chairman's non-independence. This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2015 shareholder meeting. "The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including our Chief Executive Officer. Separating the roles of CEO and Chairman can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

There are routine compromises in the "spirit and letter commitment"

August 2009 the Securities and Exchange Commission filed a civil fraud and other charges against General Electric Company alleging it misled investors."General Electric bent the accounting rules beyond the breaking point" said Robert Khuzami Director of the Securities and Exchange Commission's Division of Enforcement. General Electric agreed to a fifty million penalty.November 2010 a shareholder raised concerns regarding accounting income for 2010 on parts when in fact those parts were not yet sold and some of the parts were not projected to be sold until the second half of 2011. Company Parts Sourcing Boss Matthew Johnson stated "We do not necessarily want to do it we need to tee it up as a possibility where you can recognize income vs. cash. Depends on which is more important to the business at the time".

http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf

False accounting resulted in the 2009 fines to the Securities and Exchange Commission.

This accounting perhaps explains how in 2009 shareholders were promised that the dividend would be protected yet for the most part disappeared. General Electric underperformed the market 2001 to 2012.

Some shareholders find General Electric could use polish in the area of diversity. In 2011 a court advised General Electric that a sworn affidavit regarding a General Electric boss discussing an employee gives possible rise to racial discrimination, even if General Electric argues otherwise. The General Electric boss exclaimed a racial slur when discussing the employee. The racial slur by the General Electric boss was "God, I hate that fucking nigger". Case 3.08-cv-00008-JBC-DW Document 75.

The only solution is an independent board chairman who contributes to oversight.

April 7, 2014

To whom it may concern;

I Robert Fredrich would like Mr. Timothy Roberts to represent me at the GE 2014 shareholder meeting. I see that he is also presenting a shareholder proposal at this meeting.

In addition I would like Mr. Timothy Roberts to represent me regarding my GE shares held with Scottrade in future shareholder proxy recommendations and presentations.

Any shareholder recommendation or related correspondence with the endorsement of Mr. Timothy Roberts regarding my GE shares with Scottrade is to be regarded as my own.

Sincerely,

Robert Fredrich
7 April 2014

Robert Fredrich

EXHIBIT B

The Prior Proposal

Mr. Timothy Roberts,

FISMA & OMB MEMORANDUM M-07-16

May 5, 2013

RECEIVED

MAY 08 2014

B. B. DENNISTON III

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston,

Please include the below shareholder proposal for voting at the 2015 GE shareholder meeting. I will hold my GE shares until the 2015 meeting ends.

Sincerely,

Timothy Roberts

Performance For Life

Whereas from 1892 to 2007, General Electric has appreciated on average nearly 7 percent. The last two decades however, General Electric experienced temporary unsustainable performance surge followed by drastic performance decline or free fall. General Electric valuation followed, enabling key executives to earn huge profits from performance swings, repositioning themselves favorably following General Electric performance free fall. The unsustainable performance surge included nineteen percent per share net earnings growth 2000 or twenty seven percent improvement over fifteen percent per share earnings 1999. Dividend increases were seventeen percent 1999, 2000. Some shareholders believed General Electric could consistently double share net earnings approximately every four years. Hundreds of executives earned hundreds of millions, justified by General Electric's valuation. Chief Executive Officer compensation was compared to company valuation increases. Mister Welch earned hundred twenty five million one year in part to company valuation. Mister Immelt sold 85,000 General Electric shares, many with prices over 57 near all time high price of around 60.

Following 2000 General Electric realizes thirty billion in losses. The fantastic performance from the temporary unsustainable earnings surge is criticized by Wall Street journalist Kathryn Kranhold. General Electric per share net earnings growth becomes negative and declines by 37 percent in 2009.

A comparison of long term investor returns to Immelt highlight tremendous alignment opportunities. The investor purchasing shares Immelt sold on Oct 17, 2000, for 57.75 would in twelve years Oct 16, 2012 at share price of 23 experience decline of 60 percent. Immelt however can take comfort. When Immelt sold 40000 shares at 57.75, he could buy them at 6.67 earning handsomely 766 percent. Following company's performance free fall, Immelt buys at 9. Rising from 9 to 23 on Oct 16, 2012, earns Immelt additional hundred fifty percent yielding a total handsome gain over 2250 percent. The book "The Warren Buffet Way" Warren is quite content to hold securities infinitely so long as the prospective return in equity capital of the underlying business is satisfactory, management is competent and honest, and the market does not overvalue the business". By removing current opportunity to profit enormously from extreme performance swings driving accompanying valuation swings, management can be aligned to the long term investor, as the company has committed to return one half net earnings to shareholders in dividends.

This proposal recommends that General Electric improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options for the life of the executive. This applies only to stock issuable upon exercise of currently unexercised options. The executive can earn the dividends and bequeath the shares.

Mr. Timothy Roberts,

FISMA & OMB MEMORANDUM M-07-16***

May 5, 2013

CERTIFIED MAIL

7004 2510 0005 4736 9104

U.S. POSTAGE PAID
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MAY 05, 14
AMOUNT
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UNITED STATES POSTAL SERVICE

Mr. Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

MAIL CENTER

06828000199

<u>EXHIBIT C</u>

Deficiency Notice

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 17, 2014

VIA OVERNIGHT MAIL
Timothy Roberts

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Roberts:

I am writing on behalf of General Electric Company (the "Company"), which on October 6, 2014 received the shareowner proposal you submitted via facsimile purportedly on behalf of Robert Fredrich pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Proposal").

Your undated cover letter to the Company stated that you are submitting the Proposal "on behalf of" Robert Fredrich. However, the letter dated April 7, 2014 from Mr. Fredrich that is referenced in your cover letter indicates that "Mr. Timothy Roberts [is] to represent me regarding my GE shares held with Scottrade in future shareholder proxy recommendations and presentations." and that "Any shareholder recommendation or related correspondence with the endorsement of Mr. Timothy Roberts regarding my GE shares with Scottrade is to be regarded as my own." Please note that, pursuant to Rule 14a-8(c), a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. Due to the authority that Mr. Fredrich has granted to you to submit any shareholder recommendation on the basis of his shares, we believe that you are the proponent of the Proposal. However, on May 5, 2014, you submitted to the Company a proposal pursuant to SEC Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners entitled "Performance For Life." The submission of more than one proposal by a proponent is not permitted under Rule 14a-8(c). Rule 14a-8 requires that you correct this procedural deficiency by indicating which proposal you would like to submit for the Company's 2015 Annual Meeting of Shareowners and which proposal you would like to withdraw.

In addition, the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareowner must submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. To the extent that the Proposal is submitted with respect to Mr. Fredrich's shares, the Company has not received evidence that those shares satisfy this requirement. The Company's stock records do not indicate that Mr. Fredrich is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Mr. Fredrich's shares were and had been held continuously to satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you or Mr. Fredrich must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including October 6, 2014, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

- a written statement from the "record" holder of Mr. Fredrich's shares (usually a broker or a bank) verifying that Mr. Fredrich continuously held the requisite number of Company shares for the one-year period preceding and including October 6, 2014; or

- if Mr. Fredrich has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Fredrich continuously held the requisite number of Company shares for the one-year period.

If you or Mr. Fredrich intends to demonstrate ownership by submitting a written statement from the "record" holder of his shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You or Mr. Fredrich can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Mr. Fredrich's broker or bank is a DTC participant, then Mr. Fredrich needs to submit a written statement from his broker or bank verifying that he continuously

held the requisite number of Company shares for the one-year period preceding and including October 6, 2014.

(2) If Mr. Fredrich's broker or bank is not a DTC participant, then Mr. Fredrich needs to submit proof of ownership from the DTC participant through which the shares are held verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including October 6, 2014. Mr. Fredrich should be able to find out the identity of the DTC participant by asking his broker or bank. If his broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Mr. Fredrich's shares is not able to confirm his individual holdings but is able to confirm the holdings of his broker or bank, then Mr. Fredrich needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including October 6, 2014, the requisite number of Company shares were continuously held: (i) one from Mr. Fredrich's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b) of the Exchange Act, a shareowner must provide the Company with a written statement that the shareowner intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the Proposal will be voted on by the shareholders. Please note that "[t]he shareholder must provide this written statement." See SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001). Your correspondence did not include such a statement. To remedy this defect, Mr. Fredrich must submit a written statement that he intends to continue holding the requisite number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

cc: Robert Fredrich

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

<u>EXHIBIT D</u>

**Correspondence From Roberts, Including
The Letter From Fredrich And The Scottrade Letter**

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent:
To: Zy
Subject: FredrichProprosaltoGErequestedDocuments2015

Dear Ms Zyskowski

Please find attached documentation requested in your recent letter to me.

Best Regards

Tim Roberts

Robert Fredrich

FISMA & OMB MEMORANDUM M-07-16

Dear Ms Zyskowski,

As always, it is a rare honor to receive correspondence from you when you represent such a prestigious company as General Electric. Thank you for your recent letter.

I Robert Fredrich have asked Mr. Timothy Roberts to assist me in submitting my share holder proposal on my behalf on the topic of independent board chair.

Please regard the share holder proposal sent by Mr. Timothy Roberts on my behalf on the topic of independent board chair as my shareholder proposal and regard it as being sent by me Robert Fredrich.

Please regard me Robert Fredrich as the proponent of the shareholder proposal independent board chair sent by Mr. Timothy Roberts on my behalf.

I Robert Fredrich intend to hold my GE shares until the 2015 shareholder meeting ends, perhaps even longer, so that I can participate in the affairs, influence, offer my voice, cast my ballot, and importantly enjoy the anticipated success of this world famous company.

Kindest Regards

Robert Fredrich

Robert Fredrich

10/25/2014

Scottrade

MEMBER FINRA/SIPC

2100 Arden Way Ste 155
Sacramento, CA 95825-2261
916-929-8610 • 1-888-820-1980

October 24, 2014

Robert E Fredrich

FISMA & OMB MEMORANDUM M-07-16

Re: Scottrade Account ***FISMA & OMB MEMORANDUM M-07-16***

Dear Mr. Fredrich:

Per your request, this letter is to verify the following information for the account listed above:

- As of October 24, 2014 Robert E. Fredrich has held 238 shares of General Electric Common stock (GE – 369604103) continuously since February 28, 2011.

For additional assistance, please contact us at (916) 929-8610.

Sincerely,

Doug Sosa
Branch Manager
Scottrade, Inc.

EXHIBIT E

Correspondence From Roberts

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, October 28, 2014 3:52 PM
To: Zyskowski, Lori (GE, Corporate); timclayroberts
Subject: RobertsFredrichproposalResponsetoZyskowski10-28-2014

Dear Ms Zyskowski,

I have received your letter dated October 17, 2014.

Your letter contains factual error/s.

I corresponded the proposal to GE from Robert Fredrich on behalf of Robert Fredrich via certified mail, not via facsimile as your letter states. Please find the tracking information below.

I find that Robert Fredrich is eligible to submit a proposal per 14a-8, and my assisting him does not change his proponent status or my proponent status regarding the shareholder proposal I submitted. The letter endorsed by Robert Fredrich, that I had e-mailed you earlier today confirms that he, Robert Fredrich is the proponent for the proposal I had corresponded on his behalf. I find that pursuant to Rule 14a-8, I do not need to withdraw my proposal and that Robert Fredrich does not need to withdraw his proposal.

Best Regards

Timothy Roberts

FISMA & OMB MEMORANDUM M-07-16

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